March 31, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re: Response to SEC Comment Letter

Registration Statement on Form S-3

Filed February 20, 2025
File No. 333-285072

Dear Ms. Anuja Majmudar and Mr. Daniel Morris,

On behalf of Trilogy Metals Inc. (the “Company”), we are submitting this response to the comment letter dated March 4, 2025, in relation to the filing of our Registration Statement on Form S-3 filed February 20, 2025.

Staff Comment:

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended November 30, 2024, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Company Response:

The Company respectfully acknowledges the Staff’s comment and notes that the Company’s definitive proxy statement for its 2025 annual meeting has been filed on March 28, 2025 and the Company will not seek to accelerate the effective date of the registration statement until after such date.

Staff Comment:

2.	We note that you did not include a statement incorporating future Exchange Act filings prior to effectiveness of the registration statement. Please revise accordingly or ensure that you incorporate by reference each specific filing prior to requesting acceleration of effectiveness. For guidance, please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in its Pre-effective Amendment No. 2 to the Registration Statement on Form S-3.

We believe these actions address the SEC’s comment, and we are available to discuss further or provide additional information as needed. Thank you for your attention to this matter.

Sincerely,

TRILOGY METALS INC.

/s/ Elaine Sanders

Elaine Sanders
Vice President & Chief Financial Officer